UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2013

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

(Free English Translation)

BANCO SANTANDER (BRASIL) S.A.

Publicly-Held Company with Authorized Capital

CNPJ/MF: 90.400.888/0001-42

NIRE: 35.300.332.067

NOTICE TO THE MARKET

BANCO SANTANDER (BRASIL) S.A., in response to the Official Letter GAE 0466-13, received on February 28, 2013, sent by BM&FBOVESPA S.A. Bolsa de Valores, Mercadorias e Futuros:

I. OFFICIAL LETTER BM&FBOVESPA GAE 0466-13:

GAE 0466-13

February 28, 2013

 Banco Santander (Brasil) S.A.

Investors Relations Board of Officers

Mr. Carlos Alberto López Galán

Dear Sirs,

According to the news published on the Newspaper named “Brasil Econômico” (local paper), on 02/28/2013, it was noticed, among other information, that Santander Brasil has estimated it will increase its equity’s return (“ROE”) from 13% to, approximately, 17% and 18%, in the next three or four years.

It is required clarifications about that news, until 03/01/2013, as well as other information, considered important.

This requirement is part of the Cooperation Agreement, signed by CVM and BM&FBOVESPA, on 12/13/2011, which means that, in case of no answering to that Official Letter, the Company could be eventually punished by the application of a coercive fine, to be applied by the “Superintendência de Relações com Empresas – SEP” of CVM, pursuant to the Instruction CVM # 452/07.

 Respectfully,

 Nelson Barroso Ortega

Gerência de Acompanhamento de Emissores

BM&FBOVESPA S.A. Bolsa de Valores, Mercadorias e Futuros”

II. CLARIFICATIONS OF SANTANDER BRASIL:

Given the banking spread compression in Brazil, lower general interest rate levels and increasing regulatory demands, there are many discussions on how the banking system will adjust its business practices to this new environment. During the meeting with shareholders held on February 27, 2013 in partnership with APIMEC, it was discussed the actions banks are implementing, as well as the institutional environment improvements, which will, at least partially, offset over the course of the next years the pressure of this new environment on bank´s profitability.

The comment fits within this context, since the evolution of the profitability of Santander Brasil should converge over time to the level of profitability considered sustainable for the banking market in Brazil, which is similar to the aforementioned.

São Paulo,  March1st , 2013.

Carlos Alberto López Galán

Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: March 1, 2013

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer